



Securities and Exchange Commission
Washington, D.C. 20549




FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Shaw Communications Inc
(Translation of Registrant's name into English)

Suite 900, 630 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4L4
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F________ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

By: R.D. Rogers

R.D. Rogers
Senior Vice President
Chief Financial Officer

July 2, 2002



# SHAREHOLDERS REPORT
# THIRD QUARTER ENDING MAY 31, 2002

**NEWS RELEASE**
**June 25, 2002**

## MANAGEMENT'S DISCUSSION AND ANALYSIS

***Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a "Caution Concerning Forward-Looking Statements" section which should be read in conjunction with this report.***

***The following should also be read in conjunction with the Management's Discussion and Analysis included in the Company's August 31, 2001 Annual Report and Financial Statements and the Notes thereto.***

## CONSOLIDATED RESULTS OF OPERATIONS
## THIRD QUARTER ENDING MAY 31, 2002

| | Three months ended May 31, | | Nine months ended May 31, | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| *($000's except per share amounts)* | | | | |
| Operations: | | | | |
| Total revenue | **493,605** | 432,045 | **1,414,550** | 1,135,078 |
| Operating income before amortization | **171,757** | 136,095 | **447,458** | 335,317 |
| Cash flow from operations | **98,559** | 62,098 | **224,851** | 163,131 |
| Reported net income (loss) | **(90,909)** | (8,741) | **(217,645)** | 147,337 |
| Per share data: | | | | |
| Cash flow per share[1] | **$0.38** | $0.22 | **$0.83** | $0.61 |
| Reported earnings (loss) per share – basic (1) | **($0.44)** | ($0.08) | **($1.08)** | $0.54 |
| Weighted average participating shares outstanding during period (000's) | **231,839** | 231,470 | **231,812** | 217,484 |

1 After deducting entitlements on the equity instruments, net of income taxes, amounting to $10,704 or $0.05 per share [2001 - $10,060 or $0.04 per share] and $32,354 or $0.14 per share [2001 - $30,038 or $0.14 per share] for the quarter and year to date respectively.

## Consolidated Results

### Highlights

1. Shaw exceeded the targets related to its primary goal of becoming cash flow positive. Exclusive of the one-time capital expenditure related to the purchase of the northern route from 360networks, we were cashflow positive for the quarter.

2. Internet subscribers grew by 26,000 and Internet revenues, operating income before amortization and operating margins all hit new highs.

3. Cable operating income before amortization is up 7% for the quarter on a sequential basis, and margins have returned to normal levels, despite basic cable subscribers declining by 19,000 due to seasonality, competition and the price increase implemented on May 1, 2002.

4. Star Choice achieved an important milestone by reaching positive operating income before amortization for the quarter.

5. The restructuring implemented in the third quarter is generating better than expected results as evidenced by the reduction in capital expenditures and operating expenses. Both are major contributors towards becoming cash flow positive.

### Consolidated Overview

Shaw achieved significant sequential growth this quarter. Revenue increased 4.5% over the February 2002 quarter and operating income before amortization increased by 23%. The Cable and Internet divisions were the major contributors to the revenue growth, which was driven by Internet customer growth, rate increases, the new digital tier and a decrease in free promotions. All divisions, with the exception of Satellite Services, recorded sequential growth in operating income before amortization. Price increases, cost cutting measures and the non-occurrence of one-time costs of the previous quarter, such as the $4.6 million restructuring provision and the $3 million cost of converting email from Excite@Home to Shaw.ca, all contributed to the operating income before amortization surpassing revenue growth.

Revenue increased 14% and 25% respectively over the same quarter and nine-month period ended last year. The growth for the quarter is due to increased customers, price increases and the sale of additional products and services. Revenue for the nine-month period increased due to the same reasons plus the net revenue gained from the acquisition of Moffat net of the sale of the Access systems. Operating income before amortization surpassed revenue growth with increases of 26% and 33% for the quarter and nine-month period respectively. Both the quarter and nine-month period operating income before amortization benefited from the restructuring of the cable and Internet divisions, the elimination of the Excite@Home royalty fee in December 2001 and continued improvements from Star Choice. Cash flow from operations for the quarter and nine-month period increased by 59% and 38% respectively over the same periods last year primarily due to the substantial increase in operating income before amortization.

The reported net loss for the quarter and nine months was $91 million and $218 million compared to the reported net income (loss) in the prior year of ($9) million and $147 million. The current quarter includes an after-tax net loss of $42 million related to net effect of the write-down of GT Group Telecom ("GT) and the gain recorded on the surrender of at Home shares to settle the SHELS I and SHELS II equity linked debentures. The net income reported in the prior year periods included a $221 million and $36 million tax recovery recorded in the second and third quarter respectively. This tax recovery was a result of last year's required adoption of the tax liability method of accounting which reflects reductions in enacted income tax rates as a recovery during the reporting period.

**Effect of adopting new accounting recommendations**

During the first quarter, Shaw adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to Goodwill and Other Intangible Assets. Under the new standard, goodwill and identifiable intangibles with indefinite useful lives are no longer amortized but are subject to an annual review for impairment. Shaw evaluated its intangible assets acquired on prior purchase business combinations to ensure the allocation of amounts to broadcast licenses, having indefinite lives, and to goodwill was appropriate under the new recommendations. In the first quarter and effective March 1, 2002, Shaw tested the amounts allocated to broadcast licenses and to goodwill for impairment and concluded that no provisions for impairment were required. Accordingly, no amortization has been recorded this quarter on these intangibles. If this change were applied to the prior year's results, the net income for the May 2001 quarter and nine-months ended would have been $6 million and $185 million respectively.

**Audit Committee**

In accordance with its mandate and as part of its annual procedures, the Audit Committee conducted a mid-year review of factors affecting both the quality of the Company's financial reporting and independence of the external auditors. This included discussion with Ernst & Young LLP concerning role, scope of service and auditor independence policies; review of the Company's business model and corporate structure; assessment of the quality of financial reporting; and evaluation of the governance structure and effectiveness of the Audit Committee as measured against leading practice.

Based upon that review, the Audit Committee confirmed its view that the Company's governance structure and auditor relationships are appropriate, that all entities are fully consolidated and properly reflected in the financial statements, and that the accounting and disclosure is in accordance with Canadian Generally Accepted Accounting Principles.

## Segmented Reporting

A review of our segmented reporting has led us to conclude that it is more appropriate to combine the segmented reporting for Cable, Internet and Big Pipe for the reasons noted below. This reporting will be adopted in the fourth quarter. Internet is similar to other services, such as Pay-Per-View, Pay and Tiers, which we leverage off of our existing cable infrastructure. All of these services for the most part share the same physical infrastructure, sales and marketing force and support staff. The bundling of cable and Internet services has become pervasive and serves as a competitive offering against both satellite and Internet competitors. As such, allocation of costs and bundled discounts between segments has become increasingly complex and costly. The investor and analyst community already combines these segments in determining the value of the enterprise. The cable companies in the U.S. already combine these segments for reporting purposes. In addition, our competitors have, to varying degrees, combined these operations with other non-related operations in their enterprise, thus making a meaningful comparison difficult. We will continue to provide customer statistical information for both Cable and Internet.

## Restructuring Update

### Cable, Internet and Big Pipe divisions (excludes Cancom and Star Choice) Free Cash Flow

### In $ millions Cdn

| | Previous Estimate | | | Actual | Revised Estimate | Revised Estimate | Variance |
|---|---|---|---|---|---|---|---|
| | 3rd Qtr | 4th Qtr | Total | 3rd Qtr | 4th Qtr | Total | Total |
| **Operating income before amortization** | 155 | 170 | 325 | 160 | 170 | 330 | 5 |
| Less: | | | | | | | |
| Interest | 52 | 52 | 104 | 50 | 50 | 100 | 4 |
| Entitlements on equity instruments, net of current taxes | 11 | 11 | 22 | 11 | 10 | 21 | 1 |
| Cash taxes on net income | 9 | 9 | 18 | 9 | 9 | 18 | - |
| Cash flow before capital expenditures | 83 | 98 | 181 | 90 | 101 | 191 | 10 |
| Less: | | | | | | | |
| **Capital expenditures:** | | | | | | | |
| Growth and replacement related expenditures | 66 | 54 | 120 | 50 | 59 | 109 | 11 |
| Buildings/Other | 24 | 26 | 50 | 18 | 32 | 50 | - |
| Internet Data Center | 10 | 21 | 31 | - | 31 | 31 | - |
| Telecommunications (excluding prepaid deposits) | 16 | 19 | 35 | 33 | 4 | 37 | (2) |
| Equipment subsidies | 3.5 | 3.5 | 7 | 3 | 3 | 6 | 1 |
| | 119.5 | 123.5 | 243 | 104 | 129 | 233 | 10 |
| **Free cash flow** | (36.5) | (25.5) | (62) | (14) | (28) | (42) | 20 |

During the third quarter we implemented fundamental changes to our operations with the objective of achieving growth in a sustainable free cash flow environment. Shaw reduced capital expenditures and costs through reduction of staff, promotional activity and overhead expenses. As a result of these changes and as the table above demonstrates, Shaw is on track to exceed the previous estimate of free cash flow for the Cable, Internet and Big Pipe divisions by approximately $20 million.

Operating income before amortization for these same divisions exceeded our estimate for the third quarter by $5 million and it is expected that the fourth quarter will generate incremental operating income before amortization of $10,000,000 over the third quarter. Capital expenditures for these divisions have decreased 58% from the second quarter. There are some timing issues on the one-time capital expenditures with respect to the Internet data centre and telecommunications, but the total capital expenditures for the year are expected to be approximately $10 million below the previous estimate. The lower growth in the sale of new products and services is also being reflected in lower than anticipated capital expenditures. Clearly the capital expenditure program and restructuring is achieving great success and has contributed and will continue to contribute significantly to stakeholder value creation.

As of May 31, 2002, Shaw has terminated approximately 400 employees and a similar number of contractors and has paid $3 million of severance costs related to the $4.6 million restructuring provision taken in the second quarter.

## Cable Television

### FINANCIAL HIGHLIGHTS

| | Three months ended May 31, | | | Nine months ended May 31, | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | Change % | **2002** | 2001 | Change % |
| *($000's Cdn except ARPU)* | | | | | | |
| Revenue | **263,290** | 257,596 | 2.2 | **763,424** | 663,378 | 15.1 |
| Operating income before amortization | **120,104** | 115,188 | 4.3 | **344,899** | 304,796 | 13.2 |
| Operating margin | **45.6%** | 44.7% | 0.9 | **45.2%** | 45.9% | (0.7) |
| Capital expenditures | **42,388** | 59,478 | | **203,231** | 194,845 | |
| DCT subsidies | **2,621** | 14,513 | | **46,438** | 30,093 | |
| Free cash flow[1] | **75,095** | 41,197 | | **95,230** | 79,858 | |
| ARPU[2] | **$40.94** | $38.71 | | **$39.50** | $37.65 | |

1. Free cash flow is operating income before amortization, interest, cash taxes and dividends less capital expenditures and DCT subsidies.
2. ARPU is the average monthly revenue divided by the weighted average number of subscribers.

## OPERATIONAL HIGHLIGHTS

- Approximately 30 new digital service offerings commenced in January 2002.
- Effective May 1, 2002 Shaw increased prices on its tiers and bundled packages by $3 per month.
- Shaw applied to the CRTC for basic rate deregulation for basic services which is in line with satellite companies who are not subject to basic rate regulation.
- Shaw will launch Video-on-demand ("VOD") in September 2002

Cable revenue for the quarter increased 2% over the same quarter last year despite having 82,000 less basic subscribers primarily as a result of the sale of Access. The growth is due to rate increases, new digital tier revenue, the doubling of Pay TV subscribers over May of last year and the growth in digital customers and related services. As a result, and due to cost cutting measures, operating income outpaced revenue growth with a 4% increase. Cable revenue increased 15% over the same nine-month period last year as a result of the foregoing and due to the effect of the Moffat acquisition effective March 1, 2001. The operating income before amortization increase of 13% was slightly less than the increase in revenue due to the lower operating margins of the acquired Moffat systems.

The DCT subsidies decreased by $12 million over the same quarter last year due to the change in the promotional offering. Conversely, the DCT subsidies for the nine-month period increased in comparison to the same period last year due to increased DCT deployment. Capital expenditures decreased by $17 million over the same quarter last year due to the capital expenditure program reduction implemented this quarter. ARPU increased over prior periods due to price increases and higher revenue related to higher digital penetration.

**Launch of Video-on-demand ("VOD")**

Beginning on September 4, 2002 Shaw Internet customers in Calgary who also have digital cable service will be able to access a broad range of programming content through their High-Speed or Lite-Speed Internet connection and digital set-top box. The VOD service will enable customers to select programming from a library of titles through an online ordering system and view the programming on their television at a time of their choosing with full VCR/DVD functionality including pause, rewind and fast forward using their remote control.

This is a value-added service that will provide Shaw with a competitive advantage over satellite, which does not have two-way network capability. Video-on-demand is one of the most significant advances in television technology and will usher in a new era of interactive and customer-controlled television viewing. VOD is an effective retention tool and will provide further revenue opportunities. As part of this initial deployment, Shaw has entered into a long-term licensing arrangement with Hallmark Interactive for VOD content. Over the coming months, more content will be added including major Hollywood films, television series, children's programming, documentaries, educational programming, music videos and adult content.

## Comparison of May 2002 Quarter to the February 2002 Quarter

| | Three months ended, | | |
|---|---|---|---|
| | **May 31, 2002** | Feb. 28, 2002 | Change % |
| *($000's Cdn except ARPU)* | | | |
| Revenue | **263,290** | 256,700 | 2.6 |
| Operating income before amortization | **120,104** | 112,510 | 6.7 |
| Operating margin | **45.6%** | 43.8% | 1.8 |
| Capital expenditures | **42,388** | 75,536 | |
| DCT subsidies | **2,621** | 13,811 | |
| Free cash flow[1] | **75,095** | 23,163 | |
| ARPU [2] | **$40.94** | $40.38 | |

1. Free cash flow is operating income before amortization, interest, cash taxes and dividends less capital expenditures and DCT subsidies.
2. ARPU is the average monthly revenue divided by the weighted average number of subscribers.

As announced last quarter, Shaw undertook a fundamental shift in its business strategy with a goal of improving profitability and achieving free cash flow. The comparison of the February results to the May results indicate, despite a loss of basic subscribers of 19,000, Shaw delivered significant improvements in its operations. Revenue increased by 3% due to price increases, new digital service revenue, elimination of free month promotions and the re-introduction of a connection fee. Due to the cost cutting measures and the price increases, operating income surpassed revenue growth with an increase of 7%. Capital expenditures decreased by $33 million due to the completion of major upgrades to our plant. DCT subsidies decreased due to the decrease in number of DCTs sold.

## SUBSCRIBER STATISTICS

| | | | Three months ended | | Nine months ended | |
|---|---|---|---|---|---|---|
| | **May 31, 2002** | August 31, 2001 | Growth | Change % | Growth | Change % |
| Basic service: | | | | | | |
| Actual | **2,133,792** | 2,135,125 | (19,325) | (0.9) | (1,333) | (0.1) |
| Penetration as % of homes passed | **67.8%** | 71.1% | | | | |
| Full cable service: | | | | | | |
| Tier I | **1,736,204** | 1,737,653 | (23,538) | (1.3) | (1,449) | (0.1) |
| Penetration as % of basic | **81.4%** | 81.4% | | | | |
| Tier II | **1,638,830** | 1,624,823 | (16,752) | (1.0) | 14,007 | 0.9 |
| Penetration as % of basic | **76.8%** | 76.1% | | | | |
| Tier III | **1,412,134** | 1,356,251 | 5,928 | 0.4 | 55,883 | 4.1 |
| Penetration as % of basic | **66.2%** | 63.5% | | | | |
| Digital terminals | **493,947** | 362,916 | 5,976 | 1.2 | 131,031 | 36.1 |
| Pay TV subscribers | **456,123** | 339,940 | 6,879 | 1.5 | 116,183 | 34.2 |

The decline of 19,000 basic cable subscribers can be attributed to several factors, including seasonality, increased competition and the price increase implemented on May 1, 2002. A review of the customer data indicates approximately 50% of the decline is due to seasonality and 50% is due to competition and the implemented price increase. Shaw expects that basic subscribers will remain relatively flat for the fourth quarter, but will pick up again in the first quarter of next year with the beginning of the back-to-school season. As a result, Shaw will not meet its 1% growth target for the year.

Digital terminal deployment and accordingly, PayTV subscriber growth, has also slowed partly because of the elimination of "free" promotional offers. Further, retailer incentives were reduced to decrease the cost of acquisition and Shaw reduced its cost of installation of DCTs by encouraging more customer self installs.

## Internet

### FINANCIAL HIGHLIGHTS

| | Three months ended May 31, | | | Nine months ended May 31, | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | Change % | **2002** | 2001 | Change % |
| *($000s Cdn except for ARPU)* | | | | | | |
| Total revenue | **85,392** | 53,766 | 58.8 | **229,133** | 129,326 | 77.2 |
| Operating income before amortization | **40,880** | 18,978 | 115.4 | **94,605** | 44,471 | 112.7 |
| Operating margin | **47.9%** | 35.3% | 12.6 | **41.3%** | 34.4% | 6.9 |
| Capital expenditures | **11,109** | 82,990 | | **170,439** | 153,277 | |
| Free cash flow[1] | **29,771** | (64,012) | | **(75,834)** | (108,806) | |
| ARPU[2] | **$38.80** | $37.94 | | **$37.54** | $37.37 | |

1. Free cash flow is operating income before amortization, interest, cash taxes and dividends less capital expenditures.
2. ARPU is the average monthly revenue divided by the weighted average number of subscribers.

### CUSTOMER STATISTICS

| | **May 31, 2002** | August 31, 2001 | Three months ended Growth | Three months ended % | Nine months ended Growth | Nine months ended % |
|---|---|---|---|---|---|---|
| Two-way homes passed | **3,022,215** | 2,528,414 | 26,056 | 0.9 | 493,801 | 19.5 |
| Connected and scheduled installations | **757,731** | 596,045 | 26,408 | 3.6 | 161,686 | 27.1 |
| Penetration of homes launched | **25.1%** | 23.6% | | | | |

### OPERATIONAL HIGHLIGHTS

- Effective December 2001, Shaw no longer incurred the monthly subscriber fee previously paid to Excite@Home.
- February 14, 2002 we launched the Shaw Lite-Speed Internet service that is up to five times faster than traditional dial-up services.

- On May 1, 2002 the monthly Shaw High-Speed rate on all packages increased $3.
- In the fourth quarter, Shaw will provide further details on a new promotional program which will focus on long-term customer retention and growth.

Increased subscribers accounted for the increase in revenue over the comparative periods. Operating income surpassed revenue growth primarily due to the discontinuance of the at Home fee in the second quarter of this year and due to the cost cutting measures introduced this quarter. Capital expenditures decreased by $72 million over the prior year quarter due to reduced Internet activations during the quarter and capital cut-backs. The increase in ARPU is due to the May 1, 2002 rate increase and the reduction of promotional free months.

**Comparison of May 2002 quarter to the February 2002 Quarter**

| | Three months ended, | | |
|---|---|---|---|
| | **May 31, 2002** | Feb 28, 2002 | Change % |
| *($000s Cdn except ARPU)* | | | |
| Total revenue | **85,392** | 73,798 | 15.7 |
| Operating income before amortization | **40,880** | 30,635 | 33.4 |
| Operating margin | **47.9%** | 41.5% | 6.4 |
| Capital expenditures | **11,109** | 73,497 | |
| Free cash flow[1] | **29,771** | (42,862) | |
| ARPU [2] | **$38.80** | $38.64 | |

1. Free cash flow is operating income before amortization, interest, cash taxes and dividends less capital expenditures.
2. ARPU is the average monthly revenue divided by the weighted average number of subscribers.

Revenue improved 16% this quarter over the previous quarter with a gain of 26,000 Internet subscribers, increased connection fees as a result of discontinuance of free installation and the first month free expiring on subscriber additions in the prior quarter. Operating income outpaced revenue growth quarter over quarter with an increase of 33% due to the cost cutting measures previously outlined and the incremental contribution of revenue to a fixed cost base. Further, the February quarter included a one-time transition expense of approximately $3 million relating to the conversion of email from Excite@Home to Shaw.ca.

Internet subscribers grew by 26,000 for the quarter. The revised fiscal 2002 target for both High-Speed and Lite-Speed subscriber growth is expected to be in the 200,000 range as compared to previous guidance of 250,000 subscribers. Clearly one of the contributing factors for the change is intense competition from incumbent telcos using aggressive pricing strategies to acquire DSL customers. However, the incumbent telcos have announced a price increase effective August 1, 2002, which presumes a higher floor from which to compete. Shaw plans to introduce several new offers focused on building long-term Internet customer growth and retention including VOD.

# DTH (Star Choice)

## FINANCIAL HIGHLIGHTS

| | Three months ended May 31, | | | Nine months ended May 31, | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | Change % | **2002** | 2001 | Change % |
| *($000s Cdn except for ARPU)* | | | | | | |
| Total revenue | **113,414** | 86,285 | 31.4 | **329,758** | 249,714 | 32.1 |
| Operating income (loss) before amortization | **399** | (13,659) | 102.9 | **(16,367)** | (47,775) | 65.7 |
| Operating margin | **0.4%** | (15.8%) | 16.2 | **(5.0%)** | (19.1%) | 14.1 |
| Capital expenditures | **11,019** | 13,554 | | **38,078** | 13,554 | |
| DTH subsidies | **13,469** | 21,191 | | **57,561** | 82,771 | |
| Free cash flow[1] | **(24,089)** | (48,404) | | **(112,006)** | (144,100) | |
| ARPU[2] | **$46.29** | $42.84 | | **$45.11** | $41.22 | |

1. Free cash flow is operating income before amortization, interest, cash taxes and dividends, less capital expenditures and DTH subsidies.
2. ARPU is the average monthly revenue divided by the weighted average number of subscribers.

## CUSTOMER STATISTICS

| | May 31, 2002 | August 31, 2001 | Three months ended Growth | Three months ended % | Nine months ended Growth | Nine months ended % |
|---|---|---|---|---|---|---|
| Star Choice customers | **755,031** | 628,806 | 28,973 | 4.0 | 126,225 | 20.1 |

## OPERATIONAL HIGHLIGHTS

- Star Choice achieved a significant milestone by reaching positive operating income before amortization for the first time in its history.
- Effective September 1 2001, monthly rates increased on the Platinum, Gold and Silver packages by $2 and the Bronze package by $1.
- In September 2001, Star Choice retained ownership of satellite dishes on new installations.
- Effective March 2002, Star Choice introduced a charge of $4.99 per month on second receivers on all packages except for the Platinum and Ultimate package.

Star Choice ended the quarter with 755,000 subscribers representing a net gain of 29,000 compared to 52,000 in the previous quarter. The slowdown in growth is typical of the seasonal decline experienced by the DTH and cable industry. Star Choice experienced higher than usual churn in September and October due to the Quebec re-point project and the price increases announced in September resulting in an annual churn rate of 9.75%. However, based on the May quarter trending of churn, Star Choice is on track to meet its target churn rate of 9% for the year. Based on the summer/back-to-school season, Star Choice expects that it will meet its target of 805,000 subscribers by August 31, 2002. ARPU increased over the comparative period, as a result of the price increases highlighted above.

Star Choice reached a significant milestone by achieving positive operating income before amortization in the quarter for the first time in its operating history. The foregoing increase in subscribers and ARPU increased revenue by over 30% over the comparative periods last year. The operating loss before amortization declined by 103% and 66% over the respective quarter and nine-month comparative periods due to increased economies of scale. Star Choice will continue to have positive operating income before amortization for the remainder of the year.

Due to Star Choice retaining ownership of the satellite dishes on new installs, generally, capital expenditures increased and DTH subsidies decreased. On a combined basis, the capital expenditures and DTH subsidies for the respective quarter and year to date was $24.5 million and $95.6 million compared to $34.7 million and $96.3 million of the prior year. Capital expenditures decreased over the same quarter last year due to the $13.6 million Quebec satellite dish replacement incurred last year.

The increased number of subscribers purchasing additional receivers at a subsidized cost has also caused the year-to-date cost of acquisition per subscriber to increase to $740 from $692 one year ago. Moving towards its goal of achieving positive operating income, Star Choice reduced the programming credit associated with the additional receiver by $50. The change has resulted in approximately 40% of customers taking a second box in the third quarter compared to 60% in the previous quarter. As a result of this action, Star Choice believes it will meet its revised target cost of acquisition of $750 for the year.

## Satellite Services

### FINANCIAL HIGHLIGHTS

| | Three months ended May 31, | | | Nine months ended May 31, | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | Change % | **2002** | 2001 | Change % |
| *($000s Cdn)* | | | | | | |
| Revenue (third party) | **26,795** | 31,401 | (14.7) | **79,535** | 84,621 | (6.0) |
| Operating income before amortization | **11,231** | 17,286 | (35.0) | **33,392** | 37,612 | (11.2) |
| Operating margin | **41.9%** | 55.0% | (13.1) | **42.0%** | 44.4% | (2.4) |
| Capital expenditures | **16,148** | 10,740 | | **20,365** | 109,016 | |
| Free cash flow[1] | **(4,917)** | 6,546 | | **13,027** | (71,404) | |

1. Free cash flow is operating income before amortization, interest, cash taxes and dividends less capital expenditures.

The Satellite Services revenue and operating income decreased over the comparative periods as third quarter revenue of last year included a one-time adjustment of $6 million relating to the settlement of various contracts. Satellite Services is on track to achieve its year-end target of revenue of approximately $105 million and will likely exceed its operating income before amortization of $40 million. Capital expenditures in the current quarter include a further $14 million deposit on the Anik F2 transponders. Capital expenditures decreased over the same nine-month period last year due to last year's expenditures on Anik F1 and deposits on Anik F2 transponders. Effective May 31, 2002, the uplink and SRDU business in the Caribbean was sold for approximately $1 million. Annual sales and operating income before amortization related to these assets are approximately U.S. $2 million and U.S. $0.3 million respectively.

## Telecommunications (Big Pipe)

### FINANCIAL HIGHLIGHTS

| | Three months ended May 31, | | | Nine months ended May 31, | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | Change % | **2002** | 2001 | Change % |
| *($000s Cdn)* | | | | | | |
| Revenue (third party) | **4,714** | 2,997 | 57.3 | **12,700** | 8,039 | 58.0 |
| Operating income before amortization | **(857)** | (1,698) | 49.5 | **(4,471)** | (3,787) | 18.1 |
| Operating margin | **(18.2%)** | (56.7%) | 38.5 | **(35.2%)** | (47.1%) | 11.9 |
| Capital expenditures | **33,451** | 7,043 | | **94,155** | 17,643 | |
| Free cash flow[1] | **(34,308)** | (8,741) | | **(98,626)** | (21,430) | |

1. Free cash flow is operating income before amortization, interest, cash taxes and entitlements less capital expenditures.

### CUSTOMER STATISTICS

| | | | Three months ended | | Nine months ended | |
|---|---|---|---|---|---|---|
| | May 31, 2002 | August 31, 2001 | Growth | % | Growth | % |
| Big Pipe external customers | **87** | 41 | 16 | 22.5 | 46 | 112.2 |

### OPERATIONAL HIGHLIGHTS

- March 2002 – Big Pipe negotiated an agreement with 360networks to settle the purchase of the northern route for $45.5 million.

Big Pipe increased its customer base by 16 to end the quarter with 87 customers. Customer growth over last year resulted in a 57% and 58% increase in revenue for the quarter and nine month periods respectively. The operating loss of $0.8 million decreased from the prior quarter's loss of $2.7 million partially due to the introduction of cost-saving measures plus lower negotiated cost of sale contracts. In addition, the $2.7 million loss of the prior quarter included increased administrative expenses associated with the settlement of the 360network bankruptcy proceedings.

## Shaw Ventures

Shaw's investment portfolio as at May 31, 2002 includes:

| Investment [1] | Unrestricted shares | Restricted Shares and warrants | Total | [2] Market value ($000s) |
|---|---|---|---|---|
| GT Group Telecom | 32,246,217 | | 32,246,217 | 4,514 |
| Liberty Media Corporation | 343,000 | | 343,000 | 6,315 |
| Canadian Hydro [3] | 2,450,000 | 6,196,580 | 8,646,580 | 19,455 |
| Other publicly traded companies | | | | 18,949 |
| Other non-public companies, at carrying cost | | | | 38,952 |
| | | | | 88,185 |

(1) The above table excludes shares pledged as collateral on equity instruments.
(2) Unless otherwise noted, the market value is based on closing prices as of May 31, 2002.
(3) The market value shown is net of the warrant exercise price.

### OTHER INCOME ITEMS:

### Investment activity gains and losses

| | Three months ended May 31, | | | Nine months ended May 31, | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | Increase (decrease) in income | **2002** | 2001 | Increase (decrease) in income |
| *($000s Cdn)* | | | | | | |
| Write-down of GT | **(268,928)** | - | (268,928) | **(268,928)** | - | (268,928) |
| Gain on surrender of at Home shares | **218,327** | - | 218,327 | **218,327** | - | 218,327 |
| Gain on sale of investments | **247** | 17,366 | (17,119) | **2,604** | 32,354 | (29,750) |
| Dilution gain (loss) on issuance of stock by investees | - | - | - | **(571)** | 4,123 | (4,694) |

In June of 2002, GT announced that it was unlikely to meet certain of its bank covenants and that it will enter into negotiations with its creditors. As a result, Shaw wrote-down its investment in GT by $269 million during the quarter ($221 million after-tax). This loss was largely offset by a gain of $218 million ($179 million after-tax) recorded this quarter as a result of the at Home shares being surrendered to settle the SHELS I and SHELS II equity linked debentures. The settlement of the SHELS will improve annual cash flow by approximately $6.2 million (before-tax) with the elimination of annual dividend entitlement payments.

The gain on sale for the nine months ended May 2002 of $2.6 million primarily relates to the sale of approximately 673,000 Terayon shares. The dilution gains and losses arise due to issuances of equity by GT subsequent to Shaw's investment, which reduced Shaw's ownership in that company to approximately 23.2% at May 31, 2002 from 23.3% at August 31, 2001.

## Fixed Charges

| | Three months ended May 31, | | | | Nine months ended May 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | **2002** | 2001 | Increase (decrease) | % | **2002** | 2001 | Increase (decrease) | % |
| *($000s, Cdn)* | | | | | | | | |
| Amortization - | | | | | | | | |
| Property, plant and equipment | **113,111** | 74,921 | 38,190 | 51.0 | **305,970** | 190,325 | 115,645 | 60.8 |
| Deferred charges | **40,947** | 32,038 | 8,909 | 27.8 | **136,584** | 81,801 | 54,783 | 67.0 |
| Intangibles | **-** | 20,056 | (20,056) | (100.0) | **-** | 51,110 | (51,110) | (100.0) |
| Total amortization | **154,058** | 127,015 | 27,043 | 21.3 | **442,554** | 323,236 | 119,318 | 36.9 |
| Amortization of deferred IRU revenue | **(1,632)** | (2,135) | (503) | (23.6) | **(8,328)** | (4,101) | 4,227 | 103.1 |
| Interest | **67,301** | 61,149 | 6,152 | 10.1 | **199,213** | 144,715 | 54,498 | 37.7 |

Amortization on property, plant and equipment increased for the three month and nine month comparative periods due to the Moffat acquisition effective March 1, 2001, the incremental effect of the Rogers exchange effective November 1, 2000 and the high level of cable and Internet capital expenditures over the past few years. Amortization of deferred charges also increased over the same periods primarily due to increased amortization of equipment subsidies. As a result of adopting the new accounting policy for goodwill and intangibles, Shaw recorded no amortization on its intangibles this year.

The increase in the year to date IRU amortization is primarily due to the assumption of the IRU on the Moffat acquisition.

Interest increased over the same periods last year due to increased borrowing required to finance the Moffat acquisition, the Rogers cable system exchange and capital expenditures.

## Equity loss on investees

| | Three months ended May 31, | | | Nine months ended May 31, | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | Decrease in income | **2002** | 2001 | Decrease in income |
| *($000s Cdn)* | | | | | | |
| Total | **(18,176)** | (16,362) | 1,814 | **(52,790)** | (43,076) | 9,714 |

The equity loss on investees is primarily due to the equity losses of GT. The Biography Channel (Canada), TechTV Canada and MSNBC Canada networks commenced commercial operations in January 2002, and as a result, effective December 1, 2001, Shaw recorded its first equity losses in respect of its 33.3% programming interests in these companies.

## Investment in Burrard Landing Partnership

Shaw, in conjunction with Westbank Projects Corporation and Ledcor Industries, formed the Burrard Landing Partnership ("Partnership") to build a unique mixed-use structure, with office/retail space and live/work space in Coal Harbour, Vancouver. When construction is complete in approximately two years, Shaw will make the Burrard Landing site the headquarters for its Lower Mainland operations. The total cost of the project will be approximately $145 million and will be financed primarily through the Partnership's own credit facilities of $118.5 million plus equity from the partners of approximately $26 million. Shaw's direct investment will be approximately $10 million and its guarantee with respect to the debt is $18.2 million. The Partnership loans will be repaid through the proceeds on the sale of residential condominium units of approximately $100 million plus rental income from the office building.

As of May 2002, Shaw's investment in the Partnership is $5.5 million. As described in note 1 to the financial statements, Shaw proportionately consolidates the assets and liabilities of its 38.3% interest in the Partnership.

## RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2001 other than the at Home litigation and CT&T litigation as more fully described in the February 28, 2002 interim report.

## COMPETITION AND TECHNICAL CHANGE

During the quarter, the Supreme Court of Canada ruled unanimously that dealers who sell equipment to receive satellite TV from outside Canada (grey and black dish satellite industry) are violating the Radiocommunication Act. The ruling was the result of a court case between Bell Express Vu and B.C.-based retailer Can Am Satellites, and came after lower courts denied Bell ExpressVu's injunction against Can Am to stop the sale of U.S. satellite systems. This is a positive decision for our cable and DTH divisions, however it remains to be seen how the law will be enforced. To that end, the Canadian Cable Television Association has asked the government to convene a special task force of senior government officials including Industry Canada, the Solicitor General's department, the RCMP and revenue and customs agencies to investigate, apprehend and prosecute dealers that are thwarting Canadian law. A constitutional challenge has been launched claiming that the relevant provision of the Radiocommunications Act violate the Canadian Charter of Rights and Freedoms.

## FINANCIAL POSITION

### Overview

Total assets at May 31, 2002 were $8.5 billion compared to $8.8 billion at August 31, 2001. The following discussion describes the significant changes in the balance sheet since August 31, 2001. Current assets decreased by $117.3 million principally due to the sale of the CKY and WTN assets in the first quarter reducing assets held for sale by $89.5 million and due to a decrease in receivables of $30 million due to amounts settling on the Access and Rogers acquisitions.

Investments at equity decreased by $326.8 million due to the write-down of GT of $268.9 million plus the equity losses recorded on GT. Property, plant and equipment increased by $316 million as current year capital expenditures are in excess of amortization expense. Deferred charges decreased by $37 million due to a reduction of DTH equipment subsidies of $17 million as a result of Starchoice retaining ownership of satellite dishes on new installations and due to a reduction of the deferred foreign exchange loss by approximately $17 million as a result of the strengthening Canadian dollar. Total intangibles decreased by $50 million as a result of the application of the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to Goodwill and Other Intangible Assets which identified Goodwill of $146 million.

Current liabilities decreased by $137.5 million due to payment of significant capital expenditure accruals and timing of interest payments. Long-term debt increased by $468 million due to financing primarily required for capital expenditures and equipment subsidies. Future income taxes decreased by $160 million principally due to the $93 million future income tax recovery plus adjustments resulting from the adoption of the new accounting rules relating to Goodwill and Other Intangible Assets. Share capital decreased by $164 million due to settlement of the SHELS I and SHELS II equity linked debentures of $256 million by delivery of the at Home shares which was offset by the issuance of SHELS V equity linked debentures for $91 million.

## LIQUIDITY, CAPITAL RESOURCES AND ASSETS SALES

The Company's financial condition continues to be a significant strength for Shaw. Shaw has access to approximately $1 billion of available credit facilities based on existing bank covenants and will have access to these facilities for the foreseeable future. In December 2001, Shaw issued U.S. $300 million of 7.20% senior unsecured notes. The net proceeds from the offering were used to repay existing bank debt and for general corporate purposes. The notes were issued under Shaw's previously filed shelf registration statement for up to C$800 million of debt and equity securities.

As a result of the debt issue described above and the repayment of the bank debt, the $210 million interest rate swaps inherited from the Moffat acquisition were no longer hedged against bank loans. Therefore, effective March 2002, Shaw terminated the swaps for a cost of $9.4 million. No gain or loss was recognized on the termination of the swaps as Shaw provided for these costs as part of the acquisition of Moffat. Based on existing market conditions at the time, interest savings of approximately $2 million per quarter will be realized by Shaw over the next seven years as a result of the cancellation of these swaps.

During the first quarter, the sales of assets CKY and WTN closed and the Company received net proceeds of $89.5 million. In addition, Shaw issued Series V SHELS (see note 5) for U.S. $57.6 million collaterized by 5.3 million shares of Terayon Communications. Shaw also intends to sell its U.S. cable assets which have approximately 71,000 subscribers. With existing and anticipated strong growth in cash flow from operations, access to approximately $1 billion of available credit facilities, planned asset sales of the U.S. cable assets and the ability to access capital markets quickly, Shaw is in an excellent position to finance its growth and at the same time improve its debt to cash flow ratios. The sale of the U.S. cable assets is proceeding and it is expected that an announcement will be made by fiscal year-end.

## CASH FLOW

### Operating Activities

| | Three months ended May 31, | | | | Nine months ended May 31, | | | |
|---|---|---|---|---|---|---|---|---|
| *($millions Cdn)* | 2002 | 2001 | Increase | % Increase | 2002 | 2001 | Increase | % Increase |
| Cash flow from operations | 99 | 62 | 37 | 59.7 | 225 | 163 | 62 | 38.0 |
| Net change in non-cash working capital balances related to operations | (23) | (75) | 52 | 69.3 | (69) | (70) | 1 | 1.4 |
| | 76 | (13) | 89 | 684.6 | 156 | 93 | 63 | 67.7 |

Cash flow from operations increased mainly as a result of the strong growth in profitability in the Cable, Internet and Star Choice divisions. Cash flow requirements for working capital decreased over the comparative quarter due to reductions of DCT inventory purchases as a result of decreased digital deployment.

### Investing Activities

| | Three months ended May 31, | | | Nine months ended May 31, | | |
|---|---|---|---|---|---|---|
| *($millions Cdn)* | 2002 | 2001 | Decrease | 2002 | 2001 | Increase |
| Cash flow (used in) from investing activities | (212) | (86) | (126) | (686) | (1,017) | 331 |

The cash outlay for investing activities was $126 million more in the May 2002 quarter than the May 2001 quarter. The cash requirements for capital expenditures in the prior year quarter were partially funded by other net investing activity of $160 million, being the $260 million in proceeds received on the WTN deposit and the sale of Astral shares, less the outlay of approximately $100 million related to the Roger's acquisition. The cash outlay required for investing activities was $331 million lower in the nine-months ended of May 2002 compared to the same period of May 2001. This is primarily due to last year's funding requirement for $551 million in respect of the acquisition of Moffat and Rogers less $260 million of proceeds received in respect of WTN and Astral.

## Financing Activities

| | Three months ending May 31, | | | Nine months ending May 31, | | |
|---|---|---|---|---|---|---|
| *($millions Cdn)* | 2002 | 2001 | Increase (decrease) in cash | 2002 | 2001 | Increase (decrease) in cash |
| Cash flow from Financing Activities | 127 | 27 | 100 | 547 | 934 | (387) |

Cash flow from financing activities for the current quarter was $100 million higher than the prior year quarter. In the prior year quarter, less borrowings were required to finance operations and capital expenditures due to the cash received on the net investing activities related to the WTN and Astral dispositions and the Rogers acquisition described above. Cash flow from financing activities was approximately $387 million less than the previous nine-month period ended. Last year, additional borrowings were required primarily to fund the Rogers and Moffat acquisitions.

## CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words "anticipate", "believe", "expect", "plan", intend", "target", "guideline", "goal", and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw's business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw's industries in both Canada and the United States; Shaw's status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite services to approximately 2.9 million customers. Shaw also has significant interests in telecommunications, Internet infrastructure and interactive television companies. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX - SJR.B, NYSE - SJR).

-30-

For further information, please contact:

R.D. Rogers
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

**Shaw Communications Inc.**

# CONSOLIDATED BALANCE SHEETS

| [thousands of Canadian dollars] | May 31, 2002 | August 31, 2001 |
|---|---|---|
| | *(Unaudited)* | *(Audited)* |
| **ASSETS** | | |
| **Current** | | |
| Cash and term deposits | **16,505** | - |
| Accounts receivable | **152,661** | 182,612 |
| Income taxes recoverable | - | 6,267 |
| Inventories | **86,083** | 95,375 |
| Prepaids and other | **25,868** | 24,669 |
| Assets held for sale (net of deposits received) | - | 89,500 |
| | **281,117** | 398,423 |
| Investments at equity | **4,393** | 331,235 |
| Investments at cost and other assets | **186,247** | 219,472 |
| Property, plant and equipment | **2,838,628** | 2,522,923 |
| Deferred charges | **240,764** | 277,780 |
| Intangibles *(note 1)* - | | |
| Broadcast licenses | **4,841,703** | 5,038,123 |
| Goodwill | **145,865** | - |
| | **8,538,717** | 8,787,956 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Bank indebtedness | - | 1,789 |
| Accounts payable and accrued liabilities | **424,996** | 573,561 |
| Income taxes payable | **3,640** | - |
| Unearned revenue | **74,811** | 65,593 |
| | **503,447** | 640,943 |
| Long-term debt *(note 4)* | **3,478,532** | 3,010,348 |
| Deferred credits | **647,424** | 643,825 |
| Future income taxes | **1,036,443** | 1,196,933 |
| | **5,665,846** | 5,492,049 |
| **Shareholders' equity** | | |
| Share capital *(note 5)* | **3,018,334** | 3,182,746 |
| Retained earnings (deficit) | **(143,936)** | 111,830 |
| Cumulative translation adjustment | **(1,527)** | 1,331 |
| | **2,872,871** | 3,295,907 |
| | **8,538,717** | 8,787,956 |

*See accompanying notes*

## Shaw Communications Inc.

# CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

| [thousands of Canadian dollars except per share amounts] | Three months ended May 31, 2002 | Three months ended May 31, 2001 | Nine months ended May 31, 2002 | Nine months ended May 31, 2001 |
|---|---|---|---|---|
| | *(Unaudited)* | | *(Unaudited)* | |
| **Revenue** *(note 2)* | **493,605** | 432,045 | **1,414,550** | 1,135,078 |
| Operating, general and administrative expenses | **321,848** | 295,950 | **967,092** | 799,761 |
| **Operating income before amortization** *(note 2)* | **171,757** | 136,095 | **447,458** | 335,317 |
| Amortization of deferred charges, intangibles and property, plant and equipment *(note 1)* | **(154,058)** | (127,015) | **(442,554)** | (323,236) |
| Amortization of deferred IRU revenue | **1,632** | 2,135 | **8,328** | 4,101 |
| **Operating income** | **19,331** | 11,215 | **13,232** | 16,182 |
| Interest | **(67,301)** | (61,149) | **(199,213)** | (144,715) |
| | **(47,970)** | (49,934) | **(185,981)** | (128,533) |
| Gain on sale of investments | **247** | 17,366 | **2,604** | 32,354 |
| Write-down of GT Group Telecom Inc. | **(268,928)** | - | **(268,928)** | - |
| Gain on surrender of at Home shares *(note 5)* | **218,327** | - | **218,327** | - |
| Dilution gain (loss) on issuance of stock by investee | **-** | - | **(571)** | 4,123 |
| Loss on sale of satellite assets *(note 3)* | **(1,281)** | - | **(1,281)** | - |
| Debt restructuring costs | **-** | - | **-** | (8,590) |
| Other revenue | **3,861** | 383 | **6,734** | 1,463 |
| **Loss before income taxes** | **(95,744)** | (32,185) | **(229,096)** | (99,183) |
| Income tax recovery | **23,011** | 41,382 | **64,241** | 288,630 |
| **Income (loss) before the following** | **(72,733)** | 9,197 | **(164,855)** | 189,447 |
| Equity loss on investees *(note 6)* | **(18,176)** | (16,362) | **(52,790)** | (43,076) |
| Non-controlling interest | **-** | (1,576) | **-** | 966 |
| **Reported net income (loss)** | **(90,909)** | (8,741) | **(217,645)** | 147,337 |
| Retained earnings (deficit), beginning of period, as previously reported | **(42,323)** | 441,237 | **111,830** | 254,440 |
| Adjustment for change in accounting for income taxes | **-** | - | **-** | 55,810 |
| Retained earnings (deficit), beginning of period, restated | **(42,323)** | 441,237 | **111,830** | 310,250 |
| Dividends – | | | | |
| Class A and Class B shares | **-** | - | **(5,767)** | (5,113) |
| Equity instruments (net of income taxes) | **(10,704)** | (10,060) | **(32,354)** | (30,038) |
| **Retained earnings (deficit), end of period** | **(143,936)** | 422,436 | **(143,936)** | 422,436 |
| | | | | |
| Reported net income (loss) | **(90,909)** | (8,741) | **(217,645)** | 147,337 |
| Add back: Broadcast license and goodwill amortization net of taxes *(note 1)* | **-** | 14,873 | **-** | 37,310 |
| **Adjusted net income (loss )** | **(90,909)** | 6,132 | **(217,645)** | 184,647 |
| | | | | |
| **Earnings (loss) per share** *(note 7)* | | | | |
| Reported net income (loss) - | | | | |
| Basic | **($0.44)** | ($0.08) | **($1.08)** | $0.54 |
| Diluted | **($0.44)** | ($0.08) | **($1.08)** | $0.54 |
| Adjusted net income (loss) | | | | |
| Basic | **($0.44)** | ($0.02) | **($1.08)** | $0.71 |
| Diluted | **($0.44)** | ($0.02) | **($1.08)** | $0.71 |
| [thousands of shares] | | | | |
| Weighted average participating shares outstanding during period | **231,839** | 231,470 | **231,812** | 217,484 |
| Participating shares outstanding, end of period | **231,848** | 231,692 | **231,848** | 231,692 |

*See accompanying notes*

## Shaw Communications Inc.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| [thousands of Canadian dollars except per share amounts] | Three months ended May 31, | | Nine months ended May 31, | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | *(Unaudited)* | | *(Unaudited)* | |
| **OPERATING ACTIVITIES** *(note 8)* | | | | |
| **Cash flow from operations** | **98,559** | 62,098 | **224,851** | 163,131 |
| Net change in non-cash working capital balances related to operations | **(22,613)** | (75,120) | **(69,061)** | (70,185) |
| | **75,946** | (13,022) | **155,790** | 92,946 |
| INVESTING ACTIVITIES | | | | |
| Additions to property, plant and equipment *(note 2)* | **(184,742)** | (191,335) | **(640,724)** | (553,354) |
| Cable systems acquisitions *(note 3)* | **(1,624)** | (99,924) | **(5,848)** | (551,339) |
| Cost on sale of satellite assets | **(876)** | | **(876)** | |
| Proceeds on sale of investments and other assets | **1,048** | 117,775 | **12,653** | 166,276 |
| Cost on surrender of at Home shares | **(3,134)** | - | **(3,134)** | - |
| Acquisition of investments | **(6,227)** | (14,053) | **(21,313)** | (97,925) |
| Proceeds received on assets held for sale | - | 150,000 | **89,500** | 150,000 |
| Additions to equipment subsidies | **(16,090)** | (35,704) | **(103,999)** | (112,864) |
| Additions to deferred charges | **(508)** | (12,844) | **(12,340)** | (17,426) |
| | **(212,153)** | (86,085) | **(686,081)** | (1,016,632) |
| FINANCING ACTIVITIES | | | | |
| Decrease in bank indebtedness | - | - | **(1,789)** | (27,003) |
| Debt restructuring costs | - | - | - | (8,590) |
| Payment to terminate swaps | **(9,400)** | - | **(9,400)** | - |
| Increase in long-term debt | **175,000** | 572,237 | **1,014,520** | 1,770,237 |
| Long-term debt repayments | **(25,000)** | (534,357) | **(508,000)** | (957,350) |
| Issue of equity instruments, net of after-tax expenses | **(8)** | (1) | **90,483** | 190,109 |
| Issue of Class B shares | **158** | 1,973 | **791** | 3,435 |
| Dividends paid - | | | | |
| Class A and Class B shares | - | - | **(5,767)** | (5,113) |
| Equity Instruments, net of current taxes | **(13,588)** | (12,835) | **(33,981)** | (32,158) |
| | **127,162** | 27,017 | **546,857** | 933,567 |
| **Effect of currency translation on cash balances and cash flows** | **(143)** | 4 | **(61)** | 86 |
| **Increase (decrease) in cash** | **(9,188)** | (72,086) | **16,505** | 9,967 |
| Cash, beginning of the period | **25,693** | 82,053 | - | - |
| **Cash, end of the period** | **16,505** | 9,967 | **16,505** | 9,967 |
| **Cash flow from operations per share** *(note 7)* | **$0.38** | $0.22 | **$0.83** | $0.61 |

Cash includes cash and term deposits

*See accompanying notes*

Shaw Communications Inc.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(unaudited)**

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

## 1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the "Company"). The notes presented in these interim financial statements include only significant events and transactions occurring since the Company's last year-end and are not fully inclusive of all matters normally disclosed in the Company's annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended August 31, 2001.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements except as noted below.

### Basis of consolidation

The consolidated financial statements include the accounts as described in note 1 to the Company's consolidated financial statements for the year ended August 31, 2001 except that effective February 1, 2002, they include the Company's proportionate share of the assets and liabilities of its 38.3% interest in the Burrard Landing Partnership.

Investments in entities in which the Company exercises significant influence, which are accounted for using the equity method, are as described in note 1 to the Company's consolidated financial statements for the year ended August 31, 2001, except that effective January 1, 2002, they include the Company's one-third ownership of its programming interests, The Biography Channel (Canada) Corp., MSNBC Canada (Holdings) Inc. and TechTV Canada Holdings Inc.

### Change in accounting for Business Combinations and Goodwill and Other Intangible Assets

In July 2001, new accounting standards were adopted in Canada and the U.S. with respect to Business Combinations and Goodwill and Other Intangible Assets. The new accounting standards are substantially the same in both countries. Under the Business Combinations standard, the purchase method of accounting is to be used for all acquisitions subsequent to June 30, 2001. Adoption of this standard had no impact on the consolidated financial statements.

Under the Goodwill and Other Intangible Assets standard adopted, on a prospective basis, effective September 1, 2001, goodwill and intangible assets with an indefinite useful life are no longer amortized but are subject to an annual review for impairment.

The Company has evaluated its existing intangible assets acquired in prior purchase business combinations and allocated the amounts to broadcast licenses, which represent identified intangible assets with indefinite useful lives, and to goodwill in those cases where specific intangible assets cannot be identified. During the first quarter of the current fiscal year, Shaw tested the amounts allocated to broadcast licenses and goodwill for impairment and concluded that no provisions for impairment were required.

This change in accounting has resulted in a reduction in amortization expense of $21.0 million and $62.0 million for the quarter and nine-month period ended May 31, 2002.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(unaudited)**

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

## 2. BUSINESS SEGMENT INFORMATION

The Company provides cable television services; high-speed Internet access; DTH (Star Choice) satellite services; satellite distribution services and Internet infrastructure services (Big Pipe). All of these operating segments are located in Canada except for two small cable television systems located in the United States. Information on operations by segment is as follows:

**Operating revenue and income (loss) before amortization**

| | Three months ended May 31, | | Nine months ended May 31, | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **Revenue** | | | | |
| Cable television | **263,290** | 257,596 | **763,424** | 663,378 |
| Internet | **85,392** | 53,766 | **229,133** | 129,326 |
| DTH | **113,414** | 86,285 | **329,758** | 249,714 |
| Satellite services | **30,303** | 35,543 | **90,460** | 95,765 |
| Telecommunications | **19,276** | 9,309 | **50,398** | 24,170 |
| | **511,675** | 442,499 | **1,463,173** | 1,162,353 |
| Inter segment – satellite services | **(3,508)** | (4,142) | **(10,925)** | (11,144) |
| Inter segment – telecommunications | **(14,562)** | (6,312) | **(37,698)** | (16,131) |
| | **493,605** | 432,045 | **1,414,550** | 1,135,078 |
| **Operating income (loss) before amortization[1]** | | | | |
| Cable television | **120,104** | 115,188 | **344,899** | 304,796 |
| Internet | **40,880** | 18,978 | **94,605** | 44,471 |
| DTH | **399** | (13,659) | **(16,367)** | (47,775) |
| Satellite services | **11,231** | 17,286 | **33,392** | 37,612 |
| Telecommunications | **(857)** | (1,698) | **(4,471)** | (3,787) |
| Corporate restructuring | **-** | - | **(4,600)** | - |
| | **171,757** | 136,095 | **447,458** | 335,317 |

1. Operating income (loss) before amortization is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur debt. Operating income (loss) before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

## Shaw Communications Inc.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(unaudited)**

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

**Capital expenditures**

| | Three months ended May 31, | | Nine months ended May 31, | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **Capital expenditures accrual basis** | | | | |
| Cable television | **42,388** | 59,478 | **203,231** | 194,845 |
| Internet | **11,109** | 82,990 | **170,439** | 153,277 |
| DTH | **11,019** | 13,554 | **38,078** | 13,554 |
| Satellite services | **16,148** | 10,740 | **20,365** | 109,016 |
| Telecommunications | **33,451** | 7,043 | **94,155** | 17,643 |
| Corporate | **13,772** | 11,476 | **69,142** | 14,341 |
| Total capital expenditures accrual basis | **127,887** | 185,281 | **595,410** | 502,676 |
| Change in working capital related to capital expenditures | **56,855** | 6,054 | **45,314** | 50,678 |
| **Capital expenditures cash flow** | **184,742** | 191,335 | **640,724** | 553,354 |

**Assets**

**May 31, 2002**

| | Cable TV | Internet | DTH | Satellite | Telecom-munications | Total |
|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ |
| Segment assets | **5,610,226** | **552,212** | **1,289,929** | **378,131** | **268,830** | **8,099,328** |
| Corporate assets | | | | | | **439,389** |
| Total assets | | | | | | **8,538,717** |

**August 31, 2001**

| | Cable TV | Internet | DTH | Satellite | Telecom-munications | Total |
|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ |
| Segment assets | 5,614,229 | 454,011 | 1,467,821 | 238,809 | 190,631 | 7,965,501 |
| Corporate assets | | | | | | 822,455 |
| Total assets | | | | | | 8,787,956 |

Satellite assets have increased and DTH assets have decreased due to the adoption of the new accounting rules with respect to Goodwill and Other Intangible Assets effective September 1, 2001. This adoption identified $146 million of Goodwill related to Satellite operations that had been previously classified as part of DTH broadcast licenses.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(unaudited)**

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

## 3. BUSINESS ACQUISITIONS AND DIVESTITURES

### Acquisitions

| | Nine months ended May 31, 2002 | | |
|---|---|---|---|
| | Cash<br>$ | Accounts payable<br>$ | Total purchase price<br>$ |
| (i) Cable systems in Canada | 2,768 | - | 2,768 |
| (ii) Cable systems in U.S. | 3,080 | 695 | 3,775 |
| | 5,848 | 695 | 6,543 |

A summary of net assets acquired on cable system acquisitions, accounted for as purchases, is as follows:

| | $ |
|---|---|
| Identifiable net assets acquired at assigned values | |
| Property, plant and equipment | **707** |
| Broadcast licenses | **6,756** |
| | **7,463** |
| Working capital deficiency | **28** |
| Future income taxes | **892** |
| | **920** |
| Purchase price | **6,543** |

(i) Effective September 30, 2001 the Company purchased a cable television system serving approximately 1,300 subscribers in the interior of British Columbia.

(ii) The Company purchased 938 subscribers in Florida and is committed to purchase a further 2,353 subscribers for U.S. $5.6 million by May 31, 2003.

For accounting purposes, the Company will be recording, effective June 1, 2002, the acquisition of Viewer's Choice (the licensee of a terrestrial and direct-to-home pay-per-view service serving western Canada) from Corus Entertainment Inc. The cost of the acquisition is approximately $33 million.

### Divestiture

Effective May 31, 2002 the Company sold its uplink and SRDU business in the Caribbean for $1.1 million.

## Shaw Communications Inc.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(unaudited)**

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

## 4. LONG-TERM DEBT

| | Effective Interest rates % | May 31, 2002 $ | August 31, 2001 $ |
|---|---|---|---|
| **Corporate** | | | |
| Bank loans | Fixed and variable | 448,343 | 612,646 |
| Senior notes - | | | |
| Due April 11, 2005 | 7.05 | 275,000 | 275,000 |
| Due October 17, 2007 | 7.40 | 300,000 | 300,000 |
| U.S. $440 million due April 11, 2010 [3] | 7.88 | 672,320 | 682,352 |
| U.S. $225 million due April 6, 2011 [3] | 7.68 | 343,799 | 348,930 |
| U.S. $300 million due December 15, 2011 [1] | 7.61 | 458,400 | - |
| | | 2,497,862 | 2,218,928 |
| **Cancom** | | | |
| Bank loans | Variable | 273,800 | 88,800 |
| Subordinated credit facility | Variable | 40,000 | 40,000 |
| Structured Note, due December 15, 2003 | 7.00 | 250,000 | 250,000 |
| | | 563,800 | 378,800 |
| **Star Choice** | | | |
| U.S. $150 million Senior secured notes | 13.00 | 229,200 | 232,620 |
| **Other subsidiaries** | | | |
| Videon CableSystems Inc. 8.15% Senior Debentures Series "A" due April 26, 2010 | 7.63 | 130,000 | 130,000 |
| Big Pipe Credit Facility | Variable | 50,000 | 50,000 |
| Other [2] | Variable | 7,670 | - |
| | | 187,670 | 180,000 |
| Total consolidated debt | | 3,478,532 | 3,010,348 |
| Less current portion | | - | - |
| | | 3,478,532 | 3,010,348 |

(1) The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments on these Senior Notes. The agreements have resulted in an effective interest rate of 7.61% on the Canadian $ equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt has been fixed at $1.5895 Cdn.

(2) The Company has a 38.3% interest in the Burrard Landing Lot 2 Holdings Partnership ("Partnership"). The Partnership which will build and own The Shaw Tower project in Vancouver, B.C. has a $20 million bank loan, which was fully drawn on February 1, 2002 to purchase land. The Partnership also has a $118.5 million construction loan, which may be drawn down pursuant to repaying the $20 million bank loan plus certain other conditions. The $20 million loan is repayable the earlier of the draw down under the construction loan and October 1, 2002. The construction loan is repayable no later than December 31, 2005 (if extended). Interest rates on the loans fluctuate with Canadian banker's acceptances and prime rates. The loans are secured by a general security agreement and a $150 million fixed and floating charge debenture registered in a first priority position with respect to the land and project building. The loans are severally guaranteed by the Company and two other partners of the Partnership in the amount of $47.8 million. The Company's portion of the debt guarantee is $18.3 million.

(3) The U.S. $ Senior Notes 440 million and 225 million are covered by cross-currency interest rate agreements to fix the liability for interest and principal payments.

**[tabular amounts in thousands of Canadian dollars]**

### 5. SHARE CAPITAL

**Issued and outstanding**

| Number of Shares | | | | |
|---|---|---|---|---|
| **May 31, 2002** | August 31, 2001 | | **May 31, 2002 $** | August 31, 2001 $ |
| **11,402,172** | 11,403,972 | Class A Shares | **2,499** | 2,499 |
| **220,445,352** | 220,368,357 | Class B Shares | **2,107,361** | 2,106,569 |
| **231,847,524** | 231,772,329 | | **2,109,860** | 2,109,068 |
| | | **EQUITY INSTRUMENTS** | | |
| | | **COPrS** | | |
| **5,700,000** | 5,700,000 | 8.45% Series A U.S. $142.5 million due Sept. 30, 2046 | **192,871** | 192,871 |
| **100,000** | 100,000 | 8.54% Series B due Sept. 30, 2027 | **98,467** | 98,467 |
| **6,900,000** | 6,900,000 | 8.50% Series U.S. $172.5 million due Sept. 30, 2097 | **252,525** | 252,525 |
| **6,000,000** | 6,000,000 | 8.875% Series due Sept. 28, 2049 | **147,202** | 147,202 |
| | | | **691,065** | 691,065 |
| | | **SHELS** | | |
| - | 137,693 | Series I - U.S. $137.7 million | - | 199,342 |
| - | 39,053 | Series II - U.S. $39.1 million | - | 56,345 |
| **33,923** | 33,923 | Series III - U.S. $33.9 million | **50,342** | 50,342 |
| **28,853** | 28,853 | Series IV - U.S. $28.9 million | **42,726** | 42,726 |
| **57,583** | - | Series V - U.S $57.6 million | **90,483** | - |
| | | | **183,551** | 348,755 |
| | | ***Zero Coupon Loan - U.S. $22.9 million*** | **33,858** | 33,858 |
| | | | **3,018,334** | 3,182,746 |

The Series V SHELS were issued November 29, 2001 and are due November 29, 2026. The general terms and respective priorities of the SHELS V are described in note 9 to the 2001 annual audited financial statements of the Company, and are collateralized by 5,326,827 shares of Terayon Communication Systems, Inc. at a conversion rate per U.S. $1,000 of 92.5069 shares of Terayon and an incremental interest rate of 2%. Any time after May 29, 2003 the Company may redeem the SHELS V without payment of an interest premium under the same conditions outlined in note 9 to the 2001 annual audited financial statements of the Company.

The Series I and II SHELS were redeemed on May 31, 2002 by delivering the underlying security of 4,361,186 at Home shares. The proceeds on the surrender of the at Home shares was recorded using the SHELS historical cost which resulted in a $218 million gain on disposal of the shares.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(unaudited)**

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

**Stock option plan**

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Shares with terms not to exceed 10 years from the date of grant. Twenty five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B shares at the date of grant. The maximum number of Class B Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

The changes in options in the nine months ended May 31, 2002 and year ended August 31, 2001 are as follows:

| | Nine months ended May 31, 2002 | | Year ended August 31, 2001 | |
|---|---|---|---|---|
| | Shares | Weighted average exercise price $ | Shares | Weighted average exercise price $ |
| Outstanding at beginning of period | 7,640,500 | 32.57 | 5,450,000 | 32.49 |
| Granted | 1,510,750 | 32.65 | 3,510,000 | 32.73 |
| Exercised | (11,750) | 32.63 | (16,000) | 32.62 |
| Forfeited | (1,007,500) | 32.68 | (1,303,500) | 32.66 |
| Outstanding at end of period | 8,132,000 | 32.58 | 7,640,500 | 32.57 |

The following table summarizes information about the options outstanding at May 31, 2002:

| Range of Prices | Number outstanding at May 31, 2002 | Weighted average remaining contractual life | Weighted average exercise price | Number exercisable at May 31, 2002 | Weighted average exercise price |
|---|---|---|---|---|---|
| $29.70 - $34.08 | 8,132,000 | 8.5 | 32.58 | 2,073,022 | 32.20 |

**Other stock options**

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 Shaw Class B shares in lieu of one Cancom share which would be received upon the exercise of a Cancom option under the Cancom option plan.

At May 31, 2002 there were 88,134 Cancom options outstanding with exercise prices between $6.13 and $23.25 and a weighted average price of $12.49. The weighted average remaining contractual life of the Cancom options is 4.1 years. At May 31, 2002, 60,965 Cancom options were exercisable into 54,868 Class B shares of the Company at a weighted average price of $13.36 per Class B share.

**Warrants**

Prior to the Company's acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a distributor and dealer warrant plan to grant Cancom warrants to acquire Cancom shares at a price of $22.50 per Cancom common share. The Company provided for this obligation (using $25 per

**[tabular amounts in thousands of Canadian dollars]**

equivalent Shaw common share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw shares at that time. Accordingly, the issue of the warrants under the plans had no impact on the earnings of the Company.
A total of 264,057 warrants remain under the plan and vest evenly over a four year period. At May 31, 2002, 88,314 warrants had vested.

### 6. EQUITY LOSS

The Company records its equity in GT Group Telecom Inc. ("GT') based on GT's financial statements which are prepared on a calendar year basis. The Company's equity in the losses of GT for the nine months ended March 31, 2002 was $51.3 million (three months ended March 31, 2002 - $17.8 million). Pursuant to the adoption of the change in accounting policy described in Note 1, the equity losses for the nine months ended May 2002 do not include amortization of goodwill that arose on the purchase of the Company's interest in GT. The equity losses recorded by the Company for the nine months ended May 31, 2001 include amortization of goodwill of $6.1 million (three months ended May 31, 2001 - $2.0 million).

The Company recorded equity losses of approximately $1.5 million on its other equity interests (three months ended May 31 - $0.5 million).

Shaw Communications Inc.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

## 7. EARNINGS (LOSS) AND CASH FLOW PER SHARE

Earnings (loss) and cash flow per share calculations are as follows:

| Earnings (loss) per share | Three months ended May 31, | | Nine months ended May 31, | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$** | $ | **$** | $ |
| **Basic – reported net income** | | | | |
| Reported net income (loss) | **(90,909)** | (8,741) | **(217,645)** | 147,337 |
| Equity entitlements, net of tax | **(10,704)** | (10,060) | **(32,354)** | (30,038) |
| | **(101,613)** | (18,801) | **(249,999)** | 117,299 |
| **Earnings (loss) per share** | **(0.44)** | (0.08) | **(1.08)** | 0.54 |
| **Basic – adjusted net income** | | | | |
| Adjusted net income (loss) | **(90,909)** | 6,132 | **(217,645)** | 184,647 |
| Equity entitlements, net of tax | **(10,704)** | (10,060) | **(32,354)** | (30,038) |
| | **(101,613)** | (3,928) | **(249,999)** | 154,609 |
| **Earnings (loss) per share** | **(0.44)** | (0.02) | **(1.08)** | 0.71 |
| **Cash flow per share** | | | | |
| Cash flow from operations | **98,559** | 62,098 | **224,851** | 163,131 |
| Equity entitlements, net of tax | **(10,704)** | (10,060) | **(32,354)** | (30,038) |
| | **87,855** | 52,038 | **192,497** | 133,093 |
| **Cash flow per share** | **0.38** | 0.22 | **0.83** | 0.61 |
| **Weighted average number of Class A and B Shares used as denominator in above calculations** | **231,839** | 231,470 | **231,812** | 217,484 |

Class B shares issuable under the terms of the Company's stock option plans are not dilutive.

**Shaw Communications Inc.**

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(unaudited)**

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

### 8. STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Statements of Cash Flows are as follows:

(i) Cash flow from operations

| | Three months ended May 31, | | Nine months ended May 31, | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| Reported net income (loss ) | **(90,909)** | (8,741) | **(217,645)** | 147,337 |
| Non-cash items: | | | | |
| Amortization | **154,058** | 127,015 | **442,554** | 323,236 |
| Amortization of deferred IRU revenue | **(1,632)** | (2,135) | **(8,328)** | (4,101) |
| Future income taxes | **(32,559)** | (54,592) | **(93,233)** | (314,872) |
| Gain on sale of investments | **(247)** | (17,366) | **(2,604)** | (32,354) |
| Write-down of GT Group Telecom Inc. | **268,928** | - | **268,928** | - |
| Gain on surrender of at Home shares | **(218,327)** | - | **(218,327)** | - |
| Loss (gain) on issuance of stock by equity investee | **-** | - | **571** | (4,123) |
| Loss on sale of satellite assets | **1,281** | - | **1,281** | - |
| Equity loss on investees | **18,176** | 16,362 | **52,790** | 43,076 |
| Non-controlling interest | **-** | 1,576 | **-** | (966) |
| Other | **(210)** | (21) | **(1,136)** | (2,692) |
| Debt restructuring costs | **-** | - | **-** | 8,590 |
| Cash flow from operations | **98,559** | 62,098 | **224,851** | 163,131 |

(ii) Changes in non-cash working capital balances related to operations include the following:

| | Three months ended May 31, | | Nine months ended May 31, | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| Accounts receivable | **(285)** | (30,502) | **30,654** | (64,202) |
| Inventories | **13,671** | (7,497) | **(21,891)** | (41,295) |
| Prepaids and other | **6,956** | 2,728 | **(1,140)** | 1,050 |
| Accounts payable and accrued liabilities | **(49,236)** | (44,333) | **(95,444)** | 22,165 |
| Income taxes recoverable/payable | **579** | 978 | **9,587** | (4,365) |
| Unearned revenue | **5,702** | 3,506 | **9,173** | 16,462 |
| | **(22,613)** | (75,120) | **(69,061)** | (70,185) |

(iii) Interest and income taxes paid (recovered) and classified as operating activities are as follows:

| | Three months ended May 31, | | Nine months ended May 31, | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| Interest | **92,572** | 74,783 | **203,723** | 159,218 |
| Income taxes | **(766)** | 2,086 | **(4,918)** | 3,571 |

**Shaw Communications Inc.**

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(unaudited)**

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

## 9. UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

| | Three months ended May 31, | | Nine months ended May 31, | |
|---|---|---|---|---|
| | 2002<br>$ | 2001<br>$ | 2002<br>$ | 2001<br>$ |
| **Reported net income (loss) using Canadian GAAP** | **(90,909)** | (8,741) | **(217,645)** | 147,337 |
| Add (deduct) adjustments for: | | | | |
| Amortization of intangible assets (1) (5) (6) | - | (9,775) | - | (29,325) |
| Deferred charges (2) | **22,501** | (17,258) | **17,100** | (51,774) |
| Foreign exchange gains (losses) (3) | **110,055** | (16,774) | **45,518** | (50,322) |
| Equity in loss of investees (4) | **(6,338)** | (1,991) | **(20,014)** | (5,973) |
| Entitlement payments on equity instruments (8) | **(17,841)** | (17,599) | **(53,925)** | (52,797) |
| Debt restructuring costs (9) | - | - | - | 8,590 |
| Adjustment to write-down of GT Group Telecom Inc. (11) | **28,374** | - | **28,374** | |
| Income tax effect of adjustments | **(29,155)** | 20,683 | **1,982** | 58,957 |
| Effect of future income tax rate reductions on differences | - | 4,160 | - | 29,701 |
| **Net income (loss) using U.S. GAAP before extraordinary item** | **16,687** | (47,295) | **(198,610)** | 54,394 |
| Debt restructuring costs, net of tax (9) | - | - | - | (5,498) |
| **Net income (loss) using U.S. GAAP** | **16,687** | (47,295) | **(198,610)** | 48,896 |
| Unrealized gains on available-for-sale securities, net of tax (7) | | | | |
| Unrealized holding gains (losses) arising during the period | **(9,134)** | (121,303) | **30,893** | (363,909) |
| Less: reclassification adjustments for gains included in net income | **(181,598)** | (9,329) | **(180,374)** | (17,561) |
| | **(190,732)** | (130,632) | **(149,481)** | (381,470) |
| Unrealized foreign exchange loss on translation of self-sustaining foreign operations | **(6,025)** | - | **(1,252)** | - |
| Cumulative effect of accounting change (10) | - | - | - | (27,376) |
| Adjustment to fair value of derivatives (10) | **(58,506)** | 16,682 | **(27,439)** | 50,045 |
| Effect of future income tax rate reductions on differences | - | 18,018 | - | 128,625 |
| | **(255,263)** | (95,932) | **(178,172)** | (230,176) |
| **Comprehensive loss using U.S. GAAP** | **(238,576)** | (143,227) | **(376,782)** | (181,280) |
| **Income (loss) per share using U.S. GAAP before extraordinary item** | **0.07** | (0.20) | **(0.85)** | 0.25 |
| **Net income (loss) per share using U.S. GAAP** | **0.07** | (0.20) | **(0.85)** | 0.22 |
| **Comprehensive loss per share using U.S. GAAP** | **(1.03)** | (0.60) | **(1.63)** | (0.83) |

Shaw Communications Inc.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(unaudited)**

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

**Balance sheet items using U.S. GAAP**

| | May 31, 2002 | | August 31, 2001 | |
|---|---|---|---|---|
| | Canadian GAAP $ | U.S. GAAP $ | Canadian GAAP $ | U.S. GAAP $ |
| Investments and other assets (7) | **190,640** | **314,537** | 550,707 | 899,730 |
| Deferred charges (2) (3) | **240,764** | **63,622** | 277,780 | 67,470 |
| Broadcast licenses (1) (5) (6) | **4,841,703** | **4,816,469** | 5,038,123 | 5,012,889 |
| Deferred credits (3) | **647,424** | **615,411** | 643,825 | 635,246 |
| Future income taxes | **1,036,443** | **1,022,150** | 1,196,933 | 1,195,867 |
| Long-term debt (8) | **3,478,532** | **4,428,652** | 3,010,348 | 4,155,713 |
| Shareholders' equity | **2,872,871** | **1,890,578** | 3,295,907 | 2,273,666 |

The cumulative effect of these adjustments on consolidated shareholders' equity is as follows:

| | May 31, 2002 $ | August 31, 2001 $ |
|---|---|---|
| **Shareholders' equity using Canadian GAAP** | **2,872,871** | 3,295,907 |
| Amortization of intangible assets (1) | **(123,542)** | (123,542) |
| Deferred charges (2) | **(42,867)** | (55,546) |
| Foreign exchange gains (losses) (3) | **(5,769)** | (39,294) |
| Equity in loss of investees (4) | **(61,203)** | (44,791) |
| Gain on sale of subsidiary (5) | **13,822** | 13,822 |
| Gain on sale of cable television systems (6) | **47,501** | 47,501 |
| Unrealized gains on investments (7) | **106,014** | 258,726 |
| Equity instruments (8) | **(951,427)** | (1,118,467) |
| Fair value of derivatives (10) | **11,911** | 39,350 |
| Write-down of GT Group Telecom Inc. (11) | **23,267** | - |
| **Shareholders' equity using U.S. GAAP** | **1,890,578** | 2,273,666 |

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1) Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for U.S. GAAP purposes, instead of an increasing charge method.

(2) U.S. GAAP requires all costs associated with launch and start-up activities and equipment subsidies to be expensed as incurred instead of being deferred and amortized.

(3) U.S. GAAP requires exchange gains (losses) on translation of long-term debt to be included in income or expense when incurred instead of being deferred and amortized.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(unaudited)**

**May 31, 2002**
**[tabular amounts in thousands of Canadian dollars]**

(4) Equity in loss of investees have been adjusted to reflect U.S. GAAP.

(5) Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under U.S. GAAP.

(6) Gain on an exchange of cable systems was required to be recorded under U.S. GAAP but may not be recorded under Canadian GAAP.

(7) U.S. GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8) U.S. GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9) Under U.S. GAAP debt restructuring costs are considered an extraordinary item instead of an operating expense as required by Canadian GAAP.

(10) Under U.S. GAAP, subsequent to August 31, 2000 all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

(11) Write-down of GT Group Telecom Inc. has been adjusted due to a lower investment carrying value under U.S. GAAP.